FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

1.	a notice of court meeting issued by Linklaters as the solicitors for China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”) on August 15, 2008;

2.	a notice of extraordinary general meeting issued by the Registrant on August 15, 2008;

3.	the proxy forms for each of the court meeting and the extraordinary meeting of the Registrant; and

4.	a notice as to closure of register of members issued by the Registrant on August 15, 2008.

Document 1

HCMP 1452/2008

IN THE HIGH COURT OF THE

HONG KONG SPECIAL ADMINISTRATIVE REGION

COURT OF FIRST INSTANCE

MISCELLANEOUS PROCEEDINGS NO. 1452 OF 2008
________________________
IN THE MATTER OF

China Netcom Group Corporation (Hong Kong) Limited
中國網通集團（香港）有限公司

AND

IN THE MATTER OF

the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
________________________
NOTICE OF COURT MEETING
________________________
NOTICE IS HEREBY GIVEN that, by an Order dated 12 August 2008 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of US$0.04 each in the capital of China Netcom Group Corporation (Hong Kong) Limited 中國網通集團(香港)有限公司 (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of its ordinary shares of US$0.04 each and that such Meeting will be held at The Ballroom, Island Shangri-La, Hong Kong on Wednesday, 17 September 2008 at 4:00 p.m. at which place and time all such holders of the ordinary shares of US$0.04 each in the capital of the Company are requested to attend.

Any person entitled to attend the Meeting can obtain a copy of the printed composite document containing the Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to Section 166A of the Companies Ordinance, together with a form of proxy, during business hours on any day (other than a Saturday, a Sunday or a public holiday) prior to the day appointed for the Meeting at the registered office of the Company at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong and at the offices of the Solicitors for the Company mentioned below.

The abovementioned holders of the ordinary shares of US$0.04 each in the capital of the Company may vote in person at the Meeting or they may appoint one or more persons, whether a member of the Company or not, as their proxies to attend and vote in their stead.

It is requested that forms appointing proxies, together with the power of attorney or other authority, if any, under which it is signed or notarially certified copy of such power of attorney or other authority, be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Meeting, but if forms are not so deposited they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlement to attend and vote at the Meeting, the Register of Members of the Company will be closed from 12 September 2008 to 17 September 2008 (both dates inclusive) and during such period, no transfer of shares will be effected.

By the same Order, the Court has appointed Zuo Xunsheng or, failing him, Li Fushen or, failing him, Yan Yixun to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 15 August 2008

LINKLATERS 10th Floor, Alexandra House Chater Road Hong Kong Solicitors for China Netcom Group Corporation (Hong Kong) Limited

Document 2

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中國網通集團（香港）有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Netcom Group Corporation (Hong Kong) Limited 中國網通集團(香港)有限公司 will be held at The Ballroom, Island Shangri-La, Hong Kong on 17 September 2008 at 4:30 p.m. (or immediately after the conclusion or adjournment of the Meeting of the holders of the ordinary shares of US$0.04 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution, which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(A)
the Scheme of Arrangement dated 15 August 2008 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B)	for the purposes of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(1)	the authorised and issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(2)
subject to and forthwith upon such reduction of share capital taking effect, the authorised share capital of the Company be increased to its former amount of US$1,000,000,000 by the creation of such number of ordinary shares of US$0.04 each in the capital of the Company as shall be equal to the number of the Scheme Shares cancelled; and

(3)
the Company shall apply the credit arising in its books of account as a result of such reduction of share capital in paying up in full at par the ordinary shares of US$0.04 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to China Unicom Limited and/or its nominees and the directors of the Company be and are hereby unconditionally authorised to allot and issue the same accordingly.”

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 15 August 2008

Registered office:
Room 6701, The Center
99 Queen’s Road Central
Hong Kong

Notes:

1.	A white form of proxy for use at the Meeting is enclosed with the composite document containing the Scheme dated 15 August 2008 despatched to members of the Company on 15 August 2008.

2.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

3.
In order to be valid, the white form of proxy, together with the power of attorney or other authority, if any, under which it is signed or notarially certified copy of such power of attorney or other authority, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Meeting. Completion and return of the white form of proxy will not preclude a member from attending and voting in person at the Meeting or at any adjourned Meeting if a member so wishes.

4.
When two or more persons are registered as the holders of any share and if more than one of such joint holders be present at the Meeting, personally or by proxy, that one so present whose name stands first on the Register of Members in respect of such shares shall alone be entitled to vote in respect thereof.

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

Document 3

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 0906)

FORM OF PROXY
FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON
17 SEPTEMBER 2008
(AND ANY ADJOURNMENT THEREOF)

I/We, (Note 1) _________________________________________ of __________________________________________________________
________________________________________________________________________________________, being the registered holder(s)
of (Note 2_ _______________________________________________ ordinary shares of US$0.04 each in the capital of China Netcom Group
Corporation  (Hong  Kong)  Limited  中國網通集團（香港）有限公司  (the  “Company”),  HEREBY  APPOINT the  Chairman  of  the
Extraordinary General Meeting or (Note 3) ________________________________________________________________________________
of ______________________________________________________________________________________________________________
as my/our proxy to attend and act for me/us and on my/our behalf at the Extraordinary General Meeting (and at any adjournment thereof) of the holders of the ordinary shares of US$0.04 each in the capital of the Company to be held at The Ballroom, Island Shangri-La, Hong Kong on Wednesday, 17 September 2008 at 4:30 p.m. (or as soon as the meeting convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the resolution set out in the Notice convening the Extraordinary General Meeting which will be proposed as a Special Resolution and at the Extraordinary General Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) for the Special Resolution or against the Special Resolution as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTION	FOR (Note 4)	AGAINST (Note 4)
To approve the implementation of the scheme of arrangement dated 15 August 2008.

Dated this ___________________ day of __________________ 2008           Signed (Note 5) _________________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.
Please insert the number of the shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares registered in your name(s).

3.
If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE SPECIAL RESOLUTION, TICK IN THE BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE SPECIAL RESOLUTION, TICK IN THE BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than that referred to in the Notice convening the Extraordinary General Meeting or abstain at his discretion.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any shares, any one of such joint holders may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Extraordinary General Meeting, either personally or by proxy, the vote of the joint holder whose name stands first on the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy, together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.

8.	The proxy need not be a member of the Company but must attend the Extraordinary General Meeting in person to represent you.
9.
Completion and delivery of this form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 0906)

FORM OF PROXY
FOR THE MEETING TO BE HELD ON 17 SEPTEMBER 2008
(AND ANY ADJOURNMENT THEREOF)

Form of proxy for use at the Meeting (and at any adjournment thereof) convened by direction of the High Court of the Hong Kong Special Administrative Region of the holders of the ordinary shares of US$0.04 each in the capital of China Netcom Group Corporation (Hong Kong) Limited 中國網通集團（香港）有限公司 (the “Company”).

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION, COURT OF FIRST INSTANCE, MISCELLANEOUS PROCEEDINGS NO. 1452 OF 2008

In the matter of China Netcom Group Corporation (Hong Kong) Limited 中國網通集團（香港）有限公司 and in the matter of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong.

I/We, (Note 1)_______________________________________________________________________________________________________
of ,______________________________________________________________________________________________________________
being the registered holder(s) of (Note 2) ___________________________________________________________ ordinary shares of US$0.04
each     in     the     capital     of     the    Company,     HEREBY     APPOINT     THE     CHAIRMAN     OF    THE    MEETING   or (Note 3)
________________________of ______________________________________________________________________________________
 as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting convened by direction of the High Court of the Hong Kong Special Administrative Region (and at any adjournment thereof) of the holders of its ordinary shares of US$0.04 each to be held at The Ballroom, Island Shangri-La, Hong Kong on Wednesday, 17 September 2008 at 4:00 p.m. for the purpose of considering and, if thought fit, approving (with or without modifications) the Scheme of Arrangement referred to in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) for the Scheme of Arrangement (with or without modifications, as my/our proxy may approve) or against the Scheme as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	FOR (Note 4)	AGAINST (Note 4)
RESOLUTION TO APPROVE THE SCHEME

Dated this ___________________ day of __________________ 2008           Signed (Note 5) _________________________________

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.
Please insert the number of the ordinary shares of US$0.04 each in the capital of the Company registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares registered in your name(s).

3.
If any proxy other than the Chairman of the Meeting is preferred, strike out the words “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, TICK IN THE BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE SCHEME, TICK IN THE BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting or abstain at his discretion.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.
It is requested that forms appointing proxies, together with the power of attorney or other authority, if any, under which it is signed or notarially certified copy of such power of attorney or other authority, be deposited at the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Meeting, but if forms are not so deposited they may be handed to the Chairman of the Meeting at the Meeting.

7.
In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

8.
Completion and delivery of this form of proxy will not preclude you as member from attending and voting at the Meeting if he so wishes. In such event, this form of proxy will be deemed to have been revoked.   c

Document 4

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the scheme document jointly published by China Netcom Group Corporation (Hong Kong) Limited (the “Company”) and China Unicom Limited and despatched to, amongst others, all Netcom Shareholders on 15 August 2008 (the “Scheme Document”). Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as those defined in the Scheme Document.

Notice is hereby given that, for the purpose of determining the entitlements of the Disinterested Netcom Shareholders (other than the Exempt Principal Traders) to attend and vote at the Court Meeting and the Netcom Shareholders to attend and vote at the Netcom EGM, the register of members of the Company will be closed from 12 September 2008 to 17 September 2008 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify to vote at the Court Meeting and the Netcom EGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 11 September 2008.

By order of the Board China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 15 August 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:     Huo Haifeng and Mok Kam Wan

Title:        Joint Company Secretaries

Date: August 14, 2008